August 14, 2008

Dear Fellow Stockholder:

I am writing to you directly to request your assistance. BlackRock Enhanced Equity Yield & Premium Fund, Inc. (NYSE:ECV); BlackRock Enhanced Equity Yield Fund, Inc. (NYSE:EEF) and BlackRock Enhanced Capital and Income Fund, Inc. (NYSE:CII) are each asking their stockholders to approve the proposed reorganization of ECV and EEF into CII, with CII as the surviving fund. As more fully explained in the Joint Proxy Statement/Prospectus which accompanied our original mailing, we believe that the reorganizations will benefit each fund’s stockholders.

Each fund’s Board of Directors has unanimously approved the reorganization.

Although the response of stockholders who have already voted has been extremely positive, we are still short of the vote required for approval at the special stockholder meeting scheduled for August 29, 2008.

Please take a minute to cast your vote.

You can vote quickly and easily using one of the following methods:

  Speak to a live Proxy Specialist by calling 1-866-412-8385. We can answer any of your questions and record your vote. (Open: M-F 9:30am - 9pm, Sat 10am - 6pm EST)
  Mail in your signed proxy card in the envelope provided.
  Call the phone number on the proxy card and enter the control number printed on the card and follow the touchtone prompts.
  Log on to the website noted on your proxy card, enter your control number printed on the card and vote by following the on-screen prompts.

Every vote counts!

The Joint Proxy Statement/Prospectus relating to the proposed reorganization contains important information and stockholders are urged to read it. Free copies of the Joint Proxy Statement/Prospectus are available by calling BlackRock at (800) 882-0052 or on the SEC’s web site at www.sec.gov.

Thank you for your help with this important matter.

Sincerely,

/s/ Donald C. Burke

Donald C. Burke
President and Chief Executive Officer of the Funds